Penrod Financial Services, Inc.
Dba Penrod Financial Group

Report Pursuant to Rule 17a-5(d)
Year Ended December 31, 2025

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40088

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Penrod Financial Services, Inc. dba Penrod Financial Group

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

574 State Highway 248, Suite 5
(No. and Street)

Branson	Missouri	65616
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Becky Penrod	417-334-3455	pfg@penrodandcompany.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

325 N St. Paul St, Ste 3100 Dallas		Texas	75201
(Address)	(City)	(State)	(Zip Code)
09/18/2003		169	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Becky Penrod _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Penrod Financial Services, Inc. dba Penrod Financial Group _____, as of December 31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MEGAN ANN PLATE
Notary Public – Notary Seal
STATE OF MISSOURI
Taney County
My Commission Expires July 21, 2026
Commission #02398908

Signature: *[signed] Becky Penrod*

Title:

Becky Penrod, President/CCO

This filing** contains (check all applicable boxes):

- ▣ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ▣ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ▣ (d) Statement of cash flows.
- ▣ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ▣ (g) Notes to consolidated financial statements.
- ▣ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ▣ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ▣ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ▣ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ▣ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ▣ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ▣ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ▣ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Penrod Financial Services, Inc.
Dba Penrod Financial Group

CONTENTS



Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Stockholder and Those Charged With Governance
Penrod Financial Services, Inc. DBA Penrod Financial Group

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Penrod Financial Services, Inc. DBA Penrod Financial Group (the Company) as of December 31, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with

the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2022.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 9, 2026

Penrod Financial Services, Inc.
dba Penrod Financial Group
Statement of Financial Condition
December 31, 2025

Assets

Cash	$ 9,543
Commissions receivable	21,132
Deposit with clearing organization	20,000
Investment, at fair value	11,925
Prepaid expenses	11,156
Total Assets	**$ 73,756**

Liabilities & Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	4,076
Total Liabilities	**4,076**

Stockholders' Equity

Common stock, 30,000 shares authorized with $1 par value	
500 shares issued and outstanding	500
Additional paid in capital	45,942
Retained earnings	23,238
Total Stockholders' Equity	**69,680**
Total Liabilities & Stockholders' Equity	**$ 73,756**

The accompanying notes are an integral part of these financial statements.

Penrod Financial Services, Inc.
dba Penrod Financial Group
Statement of Operations
Year Ended December 31, 2025

Revenues

Distribution Fees	$ 292,972
Commissions	67,267
Interest income	270
Total Revenues	360,509

Operating Expenses

Commissions	49,181
Compensation	127,093
Professional Fees	22,720
Regulatory fees	8,987
Technology and communications	29,607
Occupancy	15,015
Clearing charges	8,045
Other expenses	30,953
Total Expenses	291,601
Net income	68,908

The accompanying notes are an integral part of these financial statements.

Penrod Financial Services, Inc.
dba Penrod Financial Group
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2025

	Shares	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balances at December 31, 2024	500	500	44,642	8,880	54,022
Contributions			1,300		1,300
Dividends				(54,550)	(54,550)
Income				68,908	68,908
Balances at December 31, 2025	$ 500	$ 500	$ 45,942	23,238	69,680

The accompanying notes are integral part of these financial statements.

Penrod Financial Services, Inc.
dba Penrod Financial Group
Statement of Cash Flows
Year Ended December 31, 2025

Cash Flows From Operating Activities:

Net Income	$ 68,908
Adjustments to reconcile net loss to	
net cash used in operating activities:	
Change in operating assets and liabilities	
(Increase) decrease in commissions receivable	(2,115)
(Increase) decrease in investments in marketable securities	(4,296)
(Increase) decrease in prepaid expenses	(1,906)
Increase (decrease) in accounts payable & accrued expenses	(3,591)
Net cash provided (used) in Operating Activities	57,000

Cash Flows From Investing Activities:

	-
Net cash provided (used) in Investing Activities	-

Cash Flows From Financing Activities:

Capital contributed	1,300
Dividends	(54,550)
Net cash provided (used) in Financing Activities	(53,250)
Net increase in cash and cash equivalents	3,750
Cash at beginning of year	5,793
Cash at end of year	$ 9,543

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:

Interest	$ (270)
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Penrod Financial Services, Inc. dba Penrod Financial Group (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under ("SEC") Rule 15c3-3 (k)(2)(ii) for a portion of its operating activities and is considered a "non-covered firm" by relying on footnote 74 to SEC Release 34-70073 for the other portion of its operating activities, which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer or that the Company does not receive customer funds or securities to complete transactions. The Company is a Missouri corporation, and its customers are located throughout the United States.

Revenue Recognition
Security transactions (and related commission revenue and expense) are recorded on a trade date basis as securities transactions occur.

Receivable From Broker-Dealers and Clearing Organizations
Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Any receivable deemed uncollectible is written off against income within the year in which the receivable arose. As of December 31, 2025, there were no amounts receivable deemed uncollectible.

Income Taxes
The Company has elected S Corporation status with the Internal Revenue Service. In lieu of a provision for income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments
Investments are recorded at their quoted fair value. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations as trading income or loss.

Segment Reporting
The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The chief operating decision maker is the President of the Company and determined that no additional disclosures are required as the Company has only one reportable segment.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2025, the Company had net capital of approximately $37,975, which was $32,975 in excess of its minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.107 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Fair Value Measurements

The Company uses various methods including market, income and cost approaches to determine fair value. Based on the approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

Investments in securities, at fair value

Investments in:	Total	Level 1	Level 2	Level 3
Mutual funds	$ 11,957	$ 11,957	$	$
Totals	$ 11,957	$ 11,957	$	$

There were no transfers between Levels 1, 2, or 3 during the year.

Note 4 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. As of December 31, 2025, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 5 - Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

Securities Commissions
Commission revenue is generally recognized at a point in time upon delivery of contracted services based on a predefined contractual amount on a trade date for a trade execution service based on providing market prices and internal and regulatory guidelines. Commission revenue consists of the sale of equity and fixed income securities and unit investment trusts.

Distribution Fees
The Company earns revenue from selling affiliated and unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Note 6 - Related Party Transactions

The Company is subject to an expense sharing agreement with an affiliate under common control. The expense sharing agreement specifies that the Company will incur shared expenses with its affiliate. During the year the Company incurred $15,015 in expenses for occupancy associated with this agreement with none of this amount considered payable at year-end.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2025

Penrod Financial Services, Inc.
dba Penrod Financial Group
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2025

Computation of Net Capital

Total Stockholders' equity qualified for net capital	$	69,680
Deductions / charges		
Non-allowable assets:		
NA Accounts receivable		20,310
Other assets		11,156
Total deductions / charges		31,466
Net Capital before haircuts on securities positions		38,214
Haircuts on securities:		
Money market funds		239
Net Capital	$	37,975
Aggregate indebtedness		
Accounts payable & accrued expenses	$	4,076
Total aggregate indebtedness	$	4,076
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	32,975
Ratio of aggregate indebtedness to net capital		.107 to 1

Reconciliation of Computation of Net Capital

Net Capital per filed 12/31/2025 Focus IIA Report	37,975
no differences	-
Net Capital per 12/31/2025 audit	37,975

See accompanying report of independent registered public accounting firm.

Schedule II & III

<u>PENROD FINANCIAL SERVICES, INC.</u>
<u>DBA PENROD FINANCIAL GROUP</u>
<u>Computation For Determination Of Reserve Requirements And</u>
<u>Information Relating To Possession Or Control Requirements</u>
<u>Under Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>December 31, 2025</u>

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to both the exemptive provisions of sub-paragraph (k)(2)(ii) and is considered a "Non-Covered Firm" from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Stockholder and Those Charged With Governance
Penrod Financial Services, Inc. DBA Penrod Financial Group

We have reviewed the accompanying Exemption Report of Penrod Financial Services, Inc. DBA Penrod Financial Group (the Company) as of and for the fiscal year ended December 31, 2025, in which management asserts that:

1. Pursuant to paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3, the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 throughout the fiscal year ended December 31, 2025;

2. The Company is also filing this Exemption Report in reliance on Footnote 74 of SEC Release No. 34-70073 because it limited its securities business activities to (1) acting as a mutual fund retailer (2) actings as a broker or dealer selling variable life insurance or annuities; throughout the fiscal year ended December 31, 2025 exclusively to the activities described in that footnote; and

3. Throughout the fiscal year ended December 31, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers (as defined in 17 C.F.R. § 240.15c3-3).

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the criteria set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the requirements set forth in Footnote 74 of SEC Release No. 34-70073 and related provisions of Rule 17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 9, 2026

Penrod Financial Services, Inc.
dba Penrod Financial Group

Exemption Report

Penrod Financial Services, Inc. dba Penrod Financial Group (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a mutual fund retailer (2) acting as a broker or dealer selling variable life insurance or annuities.

(4) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Becky Penrod, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Becky Penrod
President / CCO

Date of Report: February 9, 2026